

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE
LIMITED LIABILITY COMPANY UNDER THE NAME OF "SHARE-IFY LLC" TO A
DELAWARE CORPORATION, CHANGING ITS NAME FROM "SHARE-IFY LLC" TO
"SHARE-IFY, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF
NOVEMBER, A.D. 2024, AT 10:53 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6050747 8100V

SR# 20244209977

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204872373

Date: 11-14-24

Docusign Envelope ID: DB92633A-2BF1-413A-8AEE-D3177ED74B47

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:53 AM 11/14/2024
FILED 10:53 AM 11/14/2024
SR 20244209977 - File Number 6050747

STATE OF DELAWARE
CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the limited liability company was first formed is Delaware and the date the limited liability company first formed is May 24, 2016.

2. The jurisdiction immediately prior to filing this Certificate is Delaware.

3. The name of the limited liability company immediately prior to filing this Certificate is Share-ify LLC.

4. The name of the corporation as set forth in the Certificate of Incorporation is Share-ify, Inc.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 14th Day of November, A.D. 2024.

DocuSigned by:

By: Ernesto Nardone

EA36F59D58454D4

Ernesto Nardone, Authorized Person

ADMIN 698541330v2



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SHARE-IFY, INC." FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF NOVEMBER, A.D. 2024, AT 10:53 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6050747 8100V
SR# 20244209977

Authentication: 204872373
Date: 11-14-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
of
SHARE-IFY, INC.
(Pursuant to Sections 242 and 245 of the
Delaware General Corporation Law)

The undersigned (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

ARTICLE I.

The name of the Corporation is Share-ify, Inc.

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

A. Authorized Capital Stock. The Corporation is authorized to issue one (1) class of stock designated as common stock ("Common Stock"). The total number of shares which the Corporation is authorized to issue is Two Hundred Fifty Million (250,000,000) having a par value of $0.0001, of which (a) 200,000,000 shares shall be designated as "Series A Voting Common Stock," and (b) 50,000,000 shares shall be designated as "Series B Non-Voting Common Stock".

B. Rights. Preferences, Privileges and Restrictions. The rights, preferences, privileges, restrictions and other matters relating to Series A Voting Common Stock and Series B Non-Voting Common Stock are as follows:

i. Voting Rights. Except as otherwise provided by this Certificate of Incorporation (this "Certificate"), or as required by applicable law, the holders of Series A Voting Common Stock shall exclusively possess all voting rights and powers, including the exclusive right to elect directors and for all other purposes, and each holder of record of shares of Series A Voting Common Stock shall be entitled to one (1) vote for each share of Series A Voting Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). Notwithstanding any stated or statutory voting rights, Series B Non-Voting Common Stock shall be non-voting and the holders of Series B Non-Voting Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof, to the fullest extent permitted by applicable law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:53 AM 11/14/2024
FILED 10:53 AM 11/14/2024
SR 20244209977 - File Number 6050747

ii.   Class Vote.

        a.   The number of authorized shares of Common Stock (including, for the avoidance of doubt, either series thereof) may be increased or decreased (but not below the number of shares thereof then outstanding), and the par value of the shares of Common Stock may be increased or decreased, upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class.

        b.   The Corporation may create a new class of shares having rights, preferences or privileges prior to the shares of Common Stock or either series thereof, or increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences and privileges prior to the shares of Common Stock or either series thereof, (i) upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class, and (ii) if either series of Common Stock would be adversely affected by the creation of any such new class of shares in a manner different than the other series of Common Stock, upon the affirmative vote of the holders of a majority of the outstanding shares of such adversely affected series of Common Stock.

        c.   The outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock may be reclassified as undesignated Common Stock, upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class. Upon any such reclassification, all shares of Common Stock shall have identical rights, preferences, privileges and restrictions.]

    iii.   Residual Rights. Except with respect to voting rights and powers, the rights, preferences, privileges and restrictions of Series A Voting Common Stock and Series B Non-Voting Common Stock shall be identical, including, without limitation, rights to distributions and liquidation proceeds.

ARTICLE V.

Subject to any additional vote required by this Certificate or the bylaws of the Corporation, as amended (the "Bylaws"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation. Except as otherwise required by law, the stockholders entitled to vote shall also have the power to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI.

Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in accordance with the terms in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board.

ADMIN 698541330v2

ARTICLE VII.

Elections of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VIII.

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX.

The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and its stockholders through bylaw provision(s) or through agreements with the agents, or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, if, at any time or times, the Corporation is subject to Section 2115(b) of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

If, at any time or times, the Corporation is subject to Section 21 15(b) of the California Corporations Code, then, for purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

Neither the amendment nor repeal of this Article IX, nor the adoption of any provision of this Certificate inconsistent with this Article IX, shall eliminate or reduce the effect of this

3

Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article IX shall be prospective and shall not affect the rights under this Article IX in effect at the time of the alleged occurrence of any act or omission giving rise to liability or indemnification.

ARTICLE X.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through bylaw provision(s), agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

ARTICLE XI.

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any sentence of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of the Corporation as of November 14, 2024.

DocuSigned by:

Ernesto Nardone

EA86F58D58154D4...

Ernesto Nardone, CEO

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